Exhibit 5.1
May 20, 2008
Board of Directors
American Commercial Lines Inc.
1701 East Market Street
Jeffersonville, Indiana 47130
     Gentlemen:
     We are acting as counsel to American Commercial Lines Inc., a Delaware corporation (the “Company”), in connection with its registration statement on Form S-8 (the “Registration Statement”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”) relating to (i) the proposed offering of up to 3,000,000 shares of the common stock, par value $0.01 per share of the Company (the “Shares”), issuable under the Company’s 2008 Omnibus Incentive Plan (the “Incentive Plan”), (ii) the delivery of up to 986,188 Shares issuable pursuant to outstanding awards granted under the Company’s Equity Award Plan for Employees, Officers and Directors (the “Equity Award Plan”), (iii) the delivery of up to 1,875,229 Shares issuable pursuant to outstanding awards granted under the Company’s 2005 Stock Incentive Plan (the “2005 Plan” and together with the Equity Award Plan, the “Prior Plans”) and (iv) the offering of any additional Shares under the Incentive Plan that represent awards granted under one of the Prior Plans that are not purchased or are forfeited or expire, or otherwise terminate without delivery of any Shares subject thereto, to the extent such Shares would again be available for issuance under such Prior Plan. This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. § 229.601(b)(5), in connection with the Registration Statement.
     For purposes of this opinion letter, we have examined copies of such agreements, instruments and documents as we have deemed an appropriate basis on which to render the opinions hereinafter expressed. In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including telecopies). As to all matters of fact, we have relied on the representations and statements of fact made in the documents so reviewed, and we have not independently established the facts so relied on. This opinion letter is given, and all statements herein are made, in the context of the foregoing.
     This opinion letter is based as to matters of law solely on the Delaware General Corporation Law, as amended. We express no opinion herein as to any other laws, statutes, ordinances, rules, or regulations. As used herein, the term “Delaware General Corporation Law, as amended” includes the statutory provisions contained therein, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Board of Directors
American Commercial Lines Inc.
May 20, 2008

     Based upon, subject to and limited by the foregoing, we are of the opinion that the Shares when issued and delivered against payment therefor in accordance with the provisions of the Incentive Plan, Equity Award Plan and 2005 Plan, as applicable, and any respective form of agreement issued pursuant thereto, will be validly issued, fully paid, and nonassessable.
     This opinion letter has been prepared for use in connection with the Registration Statement. We assume no obligation to advise you of any changes in the foregoing subsequent to the delivery of this opinion letter.
     We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,
/s/ Hogan & Hartson L.L.P.

HOGAN & HARTSON L.L.P.